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ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959



03022564

Date: 16 MAY 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 40 OF 16.05.2003
Announcement No. 40

File No. 82-4959

ALLGREEN PROPERTIES LIMITED

ACQUISITION OF PROPERTY

Allgreen Properties Limited ("the Company") is pleased to announce that its wholly-owned subsidiary, Rufiji Pte Ltd ("the Purchaser") has on 14 May 2003 been granted an option by Messrs Koh Han Siah and Kho Han Hock ("the Vendors") to purchase the property known as 12 Lorong Ampas ("the Property"), for a cash consideration of S$15,300,000.

The Property is located in the Balestier area and has a tenure for an estate in fee simple with a land area of approximately 2,456.9 sqm. Subject to the necessary approvals, the Company intends to redevelop the Property into a residential housing development with a plot ratio of 2.8.

The Purchaser has paid to the Vendors an option deposit of S$153,000 being 1% of the said consideration. Another 9% of the said consideration will be paid upon exercise of the option, scheduled to take place within 2 weeks from the date of the option. The balance 90% will be paid upon completion which is scheduled to take place within 12 weeks from the date of acceptance of the option.

The acquisition and development of the Property will be financed by internal funds and bank borrowings. The acquisition is not expected to have any material impact in the consolidated earnings and net tangible assets per share of the Allgreen Group for the current financial year.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect in the acquisition.

Submitted by Ms Isoo Tan, Company Secretary on 16/05/2003 to the SGX